Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD.

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

(in thousands)
(unaudited)

	Three Months Ended
	March 31,

	2003	2002

(Loss) income before income taxes, equity in net losses of affiliates, minority interest and cumulative effect of change in accounting principle	$(37,650)	$1,544
Plus fixed charges:
Interest expense	26,182	26,006
Interest component of rent expense(1)	2,319	3,722
Less: capitalized interest	(9,378)	(7,436)

Earnings available to cover fixed charges	$(18,527)	$23,836

Fixed charges(2)	$(31,862)	$(41,691)

Deficiency of earnings to cover fixed charges	$(50,389)	$(17,855)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate.